January 31, 2013

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Black Box Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 21, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 8, 2012
File No. 000-18706
Management's Response to Comment Letter Dated January 22, 2013

Dear Mr. Gilmore:

The comment letter referenced above requests a response from Black Box Corporation within 10 business days or to otherwise convey to you when a response will be provided. Black Box Corporation respectfully requests a 10 business day extension due to quarterly reporting and management travel to file its response to the comment letter referenced above which will allow adequate time for preparation of a response. Black Box Corporation would plan to file a response by no later than February 20, 2013.

We appreciate the Staff’s consideration of this request. Please contact me at your earliest convenience at (724) 873-6795 to advise with respect to the grant of this request or if you have any questions or comments regarding this request.

Very truly yours,

/s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Financial Officer,
Treasurer and Principal Accounting Officer

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